FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

(Name of Registrant)

and

THE REPUBLIC OF AUSTRIA

(Guarantor and Co-Signatory)

Date of end of last fiscal year: December 31, 2008

SECURITIES REGISTERED

(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The Registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Marc O. Plepelits, Esq.

Shearman & Sterling LLP

Gervinusstrasse 17

60322 Frankfurt am Main, Germany

This Amendment No. 3 to Annual Report on Form 18-K for the year ended December 31, 2008 is jointly filed by Oesterreichische Kontrollbank Aktiengesellschaft (“OKB”), a corporation incorporated under the laws of the Republic of Austria (“Austria”) and Austria.

The undersigned registrants hereby amend their Annual Report on Form 18-K for the year ended December 31, 2008, as previously amended, as follows:

-	Exhibit (d) is hereby amended by adding the following text at the end of the third paragraph under the heading “Republic of Austria—Banking System and Monetary Policy—Financial Market Stabilization Measures”:

“In December 2009, Austria acquired the entire share capital of Hypo Alpe Adria Bank International AG, the holding company for Hypo Group Alpe Adria, for a symbolic purchase price of EUR 4 in order to stabilize the distressed bank, committed to inject capital of up to EUR 450 million and assumed a guarantee for distressed credit claims amounting to EUR 100 million.”

-	Exhibit (d) is hereby amended by replacing the last three paragraphs under the heading “Republic of Austria—Revenues and Expenditures—Federal Budget—Deficit Restrictions and Excess Deficit Procedure under the EU Stability and Growth Pact” with the following text:

“On November 11, 2009, the European Commission, taking into account an opinion of the Economic and Financial Committee and its own report issued on October 7, 2009, recommended that the Ecofin Council rule on the existence of an excessive deficit in Austria. The European Commission’s recommendation was based, among other things, on notifications from Austria that the general government deficit was expected to exceed the reference value of 3% of GDP in 2009 (according to data notified by the Austrian authorities in October 2009, the general government deficit in Austria was planned to reach 3.9% of GDP in 2009 and the general government gross debt has been above 60% of GDP and was planned to stand at 68.2% of GDP in 2009) and on the Commission’s regular forecasts (based on the Commission’s autumn 2009 forecast, which took into account the fiscal measures adopted by Austria in 2009, Austria’s general government deficit is expected to widen to 5.5% of GDP in 2010 and 5.3% of GDP in 2011 on a no-policy change assumption, and the general government gross debt is expected to increase to 73.9% of GDP in 2010 and to 77% of GDP in 2011) and on the conclusion that, although the deficit levels are exceptional in nature, resulting primarily from a severe economic downturn or recession on an unforeseeable scale, they are neither close to the 3% deficit limit nor merely temporary.

Based on the recommendation of the European Commission, the Ecofin Council opened an EDP for Austria (as well as for eight other Member States—Belgium, the Czech Republic, Germany, Italy, the Netherlands, Portugal, Slovakia and Slovenia) on December 2, 2009. Earlier in 2009 the Council had already determined the existence of an excessive deficit in nine other Member States (France, Greece, Ireland, Latvia, Lithuania, Malta, Poland, Romania and Spain), in addition to the already existing excessive deficits in the United Kingdom and Hungary. Having found that special circumstances caused by the global economic crisis allowed for correction of the deficit in the medium term (rather than the short term), the Ecofin Council called on Austria to reduce its deficit to below the 3% of GDP threshold by 2013.”

According to the Austrian Stability Programme for the period 2009 to 2013 submitted by Austria to the European Commission on January 26, 2010, the general government deficit for 2009, based on preliminary estimates of the Ministry of Finance, amounts to 3.5% of GDP and the general government deficit for 2010 is planned to amount to 4.7% of GDP and is expected to fall to 2.7% of GDP by 2013.”

This report is intended to be incorporated by reference into OKB’s and Austria’s prospectus included in registration statement no. 333-161148 and any future prospectus filed by OKB and Austria with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

SIGNATURE OF OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

Pursuant to the requirements of the Securities Exchange Act of 1934, Oesterreichische Kontrollbank Aktiengesellschaft has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 1st day of March, 2010.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

/s/ MAG. WALTRAUT BURGHARDT
Name:	Mag. Waltraut Burghardt
Title:	Senior Director

/s/ DR. ANTON EBNER
Name:	Dr. Anton Ebner
Title:	Director

SIGNATURE OF THE REPUBLIC OF AUSTRIA

Pursuant to the requirements of the Securities Exchange Act of 1934, The Republic of Austria has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 1st day of March, 2010.

THE REPUBLIC OF AUSTRIA

/s/ SILVIA MACA
Name:	Silvia Maca
Title:	Director, Head of the Division for Export Financing and International Export Promotion Policy Ministry of Finance of the Republic of Austria